Calculation of Filing Fee Table

Schedule TO

(Form Type)

Owl Rock Core Income Corp.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee

Fees to Be Paid	$262,489,538	0.01102%	$28,926.35

Fees Previously Paid	$0.00		$28,926.35

Total Transaction Valuation	$262,489,538

Total Fees Due for Filing			$28,926.35

Total Fees Previously Paid			$28,926.35

Total Fee Offsets			$0.00

Net Fee Due			$0.00